                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                                          OMB APPROVAL
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                       FORM N-17f-2                 OMB Number:      3235-0360
                                                    Expires:     July 31, 2003
    Certificate of Accounting of Securities         Estimated average burden
   and Similar Investments in the Custody of        hours per response....0.15
       Management Investment Companies              --------------------------

   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                          Date examination completed:

811 - 6274, 811 - 6356, 811 - 6516, 811 - 6359, 811 - 6517, 811 - 7680, 811-7678     January 31, 2000
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2. State identification Number:
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     AL                AK                AZ                AR                CA                CO
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     CT                DE                DC                FL                GA                HI
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     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
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     WV                WI                WY                PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement: American Municipal Term Trust
   Inc., American Municipal Term Trust Inc. II, American Municipal Term Trust Inc. III, Minnesota Municipal Term
   Trust Inc., Minnesota Municipal Term Trust Inc., II, Minnesota Municipal Income Portfolio Inc., American
   Municipal Income Portfolio Inc.
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4. Address of principal executive office (number, street, city, state, zip code):
   800 Nicollet Mall
   Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

Report of Independent Accountants


To the Board of Directors of
 First American Closed-End Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the:

   MUNICIPAL BOND FUNDS - American Municipal Term Trust, Inc., American Municipal Term Trust, Inc. II, American Municipal Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc., Minnesota Municipal Term Trust, Inc. II, American Municipal Income Portfolio, Inc. and Minnesota Municipal Income Portfolio, Inc.

of First American Closed-End Funds (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of January 31, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2000, and with respect to agreement of security and similar investment purchases and sales or maturities, for the period from December 31, 1999 (the date of last examination) through January 31, 2000:

   - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Minneapolis);

   - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;


   - Agreement of two investment purchases and four investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of the board of directors and management of the First American Closed-End Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                 /s/ Ernst & Young LLP

Minneapolis, Minnesota
May 15, 2000

          Report of Management on Compliance with Rule 17f-2
             of the Investment Company Act of 1940
             -------------------------

May 15, 2000

We, as members of management of the:

   MUNICIPAL BOND FUNDS - American Municipal Term Trust, Inc., American Municipal Term Trust, Inc. II, American Municipal Term Trust, Inc. III, Minnesota Municipal Term Trust, Inc., Minnesota Municipal Term Trust, Inc. II, American Municipal Income Portfolio, Inc. and Minnesota Municipal Income Portfolio, Inc.

of the First American Closed-End Funds (referred to collectively as "the Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.

First American Closed-End Funds


By: /s/ Thomas E. Plumb

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    Thomas E. Plumb
    Chief Executive Officer
    Institutional Financial Services